Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 18, 2025

VIA EDGAR TRANSMISSION

Ms. Soo Im-Tang

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 442 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”); File Nos. 811-23793; 333-264478

Dear Ms. Im-Tang:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on December 17, 2025, with respect to Defiance Daily Target 2X Long BITF ETF, Defiance Daily Target 2X Long CLS ETF, Defiance Daily Target 2X Long HPQ ETF, Defiance Daily Target 2X Long JMIA ETF, Defiance Daily Target 2X Long LUNR ETF, Defiance Daily Target 2X Long ONDS ETF, Defiance Daily Target 2X Long RKT ETF, Defiance Daily Target 2X Long PGY ETF, and Defiance Daily Target 2X Long PL ETF (each, a “Fund,” and together, the ‘Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	To the extent applicable, please confirm that the investment strategy and other Registration Statement disclosures for each Fund are substantially similar to those of the prior series in the Trust with the same naming convention (i.e., Defiance Daily Target 2X Long [name of underlying security] ETF) (the “Defiance Daily Target 2X Long Funds”); and (2) confirm that all relevant prior Staff comments given regarding the Defiance Daily Target 2X Long Funds have been incorporated into the Registration Statement.

Response: The Trust confirms that (1) each Fund’s investment strategy and Registrations Statement disclosures are substantially similar to the prior Defiance Daily Target 2X Long Funds; and (2) all relevant prior Staff comments given regarding the Defiance Daily Target 2X Long Funds have been incorporated into the Registration Statement.

2.	Please confirm that the line items, footnotes and related disclosures in the completed table of Annual Fund Operating Expenses in the final Registration Statement, as filed, will not differ materially from those included in the initial Registration Statement filed on October 9, 2025.

Response: The Trust confirms that the line items, footnotes and related disclosures in the completed table of Annual Fund Operating Expenses in the final Registration Statement will be substantially identical to those reflected in the initial Registration statement, other than with respect to the addition of actual or estimated expense amounts, as applicable, to line items of the table in the final Registration Statement.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/David Mathews

David Mathews

SVP of Legal Services

Tidal Investments LLC